

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Harry Steck
Chief Executive Officer
Traccom Inc.
P.O. Box 8906
4774 Park Granada, Suite 10
Calabasas, CA 91372

> **Re: Traccom Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed April 7, 2021**
> **File No. 024-11448**

Dear Mr. Steck:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Form 1-A as amended April 7, 2021

Exhibit 11.1 Consent of Independent Accountant, page 37

1. Please have your auditor revise the auditor's consent to address the expert language as described in paragraph 11 under Item 17 in Form 1-A.

        You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 with any other questions

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lahdan Rahmati